

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
John P. Durie
Executive Vice President and Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098

> **Re: Green Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on May 5, 2014**
> **CIK No. 0001606363**

Dear Mr. Durie:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Prospectus Cover Page

3. Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Prospectus Summary

4. In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

Our Competitive Strengths
Disciplined and Sophisticated Credit governess Process, page 5

5. Revise to provide the source for the claim regarding the NPA to total assets ratio.

Recent developments, page 8

6. Revise to disclose SP Bancorp's equity at December 31, 2013 and consider updating all of the amounts through the most recent practicable date available.

7. Revise to disclose whether or not there are any plans, arrangements and/or understandings to make any other acquisitions, other than SP Bancorp at this time.

Risk Factors
"If we fail to maintain an effective system…prevent fraud," page 18

8. We note your disclosure in risk factors that you identified a significant deficiency in your internal controls in 2013. Please provide us more information surrounding this significant deficiency, including the nature of the significant deficiency, how you determined this significant deficiency did not result in a material weakness over internal controls, and the steps you have taken and put into place, to resolve the significant deficiency.

Use of Proceeds, page 33

9. We note the disclosure here and in the summary that proceeds may be used for current or future acquisitions, including a portion of the purchase price for SharePlus. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future acquisitions and to quantify the amounts that may be used for each purpose. If there are no current plans, understandings or arrangements other than for the SharePlus acquisition, please clarify. Quantify the proceeds expected to be used for SharePlus and provide or cross reference a discussion of the terms of the transaction. In addition, disclose how much of the proceeds will be retained at the holding company level. See Item 504 of Regulation S-K.

Lending Activities
Commercial and Industrial Loans, page 78

10. We note from the table on page 55 that there were over $48 million of these type loans due after 5 years. Please revise to disclose this amount and clarify how and under what circumstances the underwriting policy allows for more than 5 year terms for these amounts.

Constructions, Land and …, page 80

11. We note from the table on page 55 that there were over $37 million of these type loans due after 5 years. Revise to disclose the terms allowed generally and how and under what circumstances terms longer than 5 years are allowed.

Principal and Selling Shareholders, page 114

12. Footnote (5) on page 116 discloses a Voting Agreement. Please file as an exhibit in your next amendment. In addition, we note from footnote (10) on page 116 that eight individuals share decision making. If F,F and L are to be sellers, the names of these individuals should be disclosed.

Certain Relationships …
Registration Rights Agreement, page 117

13. Revise the Summary in the front of this Prospectus to add a subsection for these rights and disclose the earliest date that demand for registration for the part of the 2,277,778 that are not being registered for resale as part of this Prospectus.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting and Reporting Policies
Allowance for Loan Losses, F-12

14. We note that the allowance for loan losses collectively evaluated for impairment as a percentage of total loans collectively evaluated for impairment decreased to $12.0 million at December 31, 2013 from $12.8 million at December 31, 2012 despite a significant increase in the total loan balance. Please tell us in detail, and revise your next amendment, to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

15. We note your disclosure on pages 44 and F-12 that you adjust your actual loss factor by a peer loss factor in the allowance for loan losses collectively evaluated for impairment. Please tell us in detail, and revise your next amendment, to more comprehensively discuss the peer loss factor used in the calculation of the general

component of the allowance for loan losses. Please be as specific and detailed as needed to provide an investor with a clear understanding of how the peer loss factor was integrated into the general component of your allowance for loan losses.

Note 2. Acquisitions, page F-16

16. You disclose that several acquisitions were accounted for under the purchase method of accounting. Please tell us whether you have accounted for each acquisition under the purchase method of accounting or under the acquisition method of accounting which is now required under U.S. Generally Accepted Accounting Principles. If you have accounted for these acquisitions under the acquisition method please revise your disclosures.

Note 5. Loans, F-21

17. Please revise your next amendment to present loans originated and acquired loans separately in all disclosures throughout the document. For example, we note that certain disclosures (i.e. disclosure on page F-21 of total loans held for investment) appears to include originated loans and acquired loans.

Note 17. Disclosures About Fair Value of Financial Instruments, F-44

18. Please consider revising your next amendment to present assets and liabilities measured on a nonrecurring basis in a tabular format similar to the format used on page F-45 to present assets and liabilities measures at fair value on a recurring basis in the periods presented.

19. Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your revision, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

20. Please revise your next amendment to disclose the information required by 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Refer to ASC 820-10-50-2E.

Part II

Exhibits

21. Please provide all exhibits with your next amendment to facilitate the staff's review.

General Closing Comments

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact, Davis Irving, Staff Accountant, at 202-551-3321 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

               Sincerely,

               /s/ Michael Clampitt

               Michael Clampitt
               Senior Counsel
               Office of Financial Services